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Exhibit Number (a)(9)
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PRESS RELEASE ISSUED BY THE JUDGE GROUP, INC. ON FEBRUARY 7, 2002

                         THE JUDGE GROUP, INC. TO OFFER
                   STOCK OPTION EXCHANGE PROGRAM FOR EMPLOYEES

Philadelphia, PA, February 7, 2002 - The Judge Group, Inc. (NASDAQ:JUDG) today announced that it will offer a voluntary stock option exchange program for its U.S.-based employees. Under the program, employees holding options to purchase Judge common stock will be given an opportunity to exchange certain of their existing options, with exercise prices equal to or greater than $2.10 per share, for new options. Employees will receive one new option for every three eligible options surrendered. The new options, which will be granted on the date of the first meeting of the Stock Option Committee of our Board of Directors held more than six months and one day after the date we cancel the options accepted for exchange, will vest over four years. The exercise price of the new options will be the last reported trading price of Judge common stock on their grant date.

Martin E. Judge, Jr., Chairman and CEO commented, "Employee incentive programs play an important role in achieving the Company's business transformation initiatives. The stock option exchange will enable better utilization of our authorized options to provide enhanced employee attraction and incentive programs. We believe this will have a positive impact on our long-term success." As of January 31, 2002, approximately 3.3 million options to purchase Judge common stock were issued and outstanding. Approximately 660,000 of these options are expected to be eligible for the program.

About Judge: The Judge Group, Inc. is tying talent to technology by integrating 30 years of IT staffing services experience with cutting edge technology to deliver efficient client services. With locations in 14 cities nationally, Judge offers total Internet and Information Technology staffing solutions through its web-based staffing, IT skills training, and food and pharmaceutical placement divisions. It is the mission of the Company to service the needs of its clients, its contractors and applicants, with the urgency required by the customer through professionalism, ethics and state of the art technology. For more information about Judge, visit our web site at www.judge.com.

This news release is being made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain matters contained in this news release may constitute forward-looking statements. Any one, or all, of the following factors could cause actual financial results to differ materially from those financial results mentioned in the forward-looking statements: the ability to attract and place qualified technical consultants, the ability to implement the controls necessary to reduce costs and improve revenues, the ability to execute our on-line business plan and overall strategic business plan, industry competition factors, and other factors identified in filings with the Securities and Exchange Commission.

Investor Contacts: Robert Alessandrini, CFO   610-667-7700   investors@judge.com
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